UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DATAWATCH CORPORATION

(Name of Subject Company (Issuer))

DALLAS MERGER SUB, INC.

(Offeror)

ALTAIR ENGINEERING INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

James R. Scapa

Chief Executive Officer

Altair Engineering Inc.

1820 East Big Beaver Road, Troy, Michigan 48083

(248) 614-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter Ehrenberg, Esq.

Valeska Pederson Hintz, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, New York, NY 10020

(212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$179,048,791	$21,700.72
*

Estimated solely for purposes of calculating the filing fee. The transaction value was calculated as the sum of (i) 12,736,747, the number of outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Datawatch Corporation (“Datawatch”), multiplied by $13.10 per Share, (ii) 75,000, the number of Shares issuable pursuant to outstanding stock options with an exercise price less than $13.10 per Share, multiplied by $0.18 (which is $13.10 minus the weighted average exercise price for such options of $12.92), (iii) 908,039, the number of Shares reserved for issuance upon settlement of outstanding Datawatch restricted stock units, multiplied by $13.10 per Share, and (iv) 22,030 shares, the number of Shares issuable upon net exercise of outstanding Datawatch warrants, multiplied by $13.10 per Share. The calculation of the filing fee is based on information provided by Datawatch as of November 6, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,700.72	Filing Party: Altair Engineering Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Dallas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Altair Engineering Inc., a Delaware corporation (“Altair”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Datawatch Corporation, a Delaware corporation (the “Company”), that are issued and outstanding at a price of $13.10 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii). This Schedule TO is being filed on behalf of Altair and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 3 is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

Item 11. Additional Information.

Section 17—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text as new paragraphs at the end of the section under the sub-heading “Litigation” under Section 17.

On November 30, 2018, a lawsuit was filed against Datawatch and the members of Datawatch’s board of directors in the United States District Court for the District of Delaware (Wilmington), captioned Walker v. Datawatch Corporation, et al. (Docket No. 1:18-cv-01896-UNA) (the “November 30 Complaint”). The November 30 Complaint generally alleges, among other things, that Datawatch and certain members of Datawatch’s board of directors violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the proposed transactions with Altair. The November 30 Complaint also alleges that certain members of Datawatch’s board of directors violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The November 30 Complaint seeks, among other things, an injunction against the consummation of the proposed transactions with Altair, rescission or an award of rescissionary damages in the event such transactions are consummated, and an award of costs for the action, including reasonable attorneys’ and experts’ fees.

Datawatch has advised us and Altair that it believes that the allegations and claims asserted with respect to Datawatch and the members of its board of directors are without merit.

If additional similar complaints are filed, absent new or different allegations that are material, we and Altair will not necessarily announce such additional filings.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 14, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, published November 14, 2018 in the New York Times.*

(a)(1)(vii)	Joint Press Release by Altair and Datawatch, dated November 5, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(a)(1)(viii)	Transcript of analyst conference call hosted by Altair held on November 5, 2018 (incorporated by reference to Exhibit 99.1 to Tender Offer Statement on Schedule TO filed by Altair on November 5, 2018).*

(a)(1)(ix)	Email sent by James Scapa, CEO of Altair, to Altair employees on November 5, 2018 (incorporated by reference to Exhibit 99.2 to Tender Offer Statement on Schedule TO filed by Altair on November 5, 2018).*

(a)(1)(x)	Press Release issued by Altair, dated November 8, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Altair on November 8, 2018).*

(a)(1)(xi)	Transcript of analyst conference call hosted by Altair held on November 8, 2018 (incorporated by reference to Exhibit 99.1 to Tender Offer Statement on Schedule TO filed by Altair on November 9, 2018).*

(b)(1)	2017 Third Amended and Restated Credit Agreement, dated October 18, 2017, by and among Altair, the foreign subsidiary borrowers, the lenders named therein and JP Morgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.16 to Registration Statement on Form S-1 filed by Altair on October 19, 2017).*

(b)(2)	Amendment (to Third Amended and Restated Credit Agreement), dated as of October 31, 2018, by and among Altair, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2018, by and among Altair, Purchaser and Datawatch (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(d)(2)	Form of Tender and Support Agreement, dated as of November 5, 2018, by and among Datawatch, Purchaser, Michael Morrison, James Eliason, Ken Tacelli, Christopher T. Cox, Donald Friedman, Thomas H. Kelly, Colin Mahony, David C. Mahoney, Joan McArdle, Richard de J. Osborne, Randy Seidl and certain other stockholders (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed by Altair on November 5, 2018).*

(d)(3)	Mutual Non-Disclosure Agreement, dated May 14, 2018, between Altair and Datawatch.*

(d)(4)	Exclusivity Agreement, dated September 24, 2018, between Altair and Datawatch.*

*	Previously filed.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2018

ALTAIR ENGINEERING INC.

By:	/s/ Howard N. Morof
Name: Howard N. Morof
Title: Chief Financial Officer
DALLAS MERGER SUB, INC.

By:	/s/ Howard N. Morof
Name: Howard N. Morof
Title: Treasurer